U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                         COMMUNITY HEALTH SYSTEMS INC.
______________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
______________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON,DC 20036
______________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):


                             CTW INVESTMENT GROUP

April 21, 2011

Dear fellow Community Health Systems Shareholder:

WE URGE YOU TO VOTE "AGAINST" THE RE-ELECTION OF JAMES S. ELY III, JOHN A. FRY, AND W. LARRY CASH GIVEN THEIR CULPABILITY FOR THE GROWING SCANDAL SURROUNDING PROPER OVERSIGHT OF MEDICARE BILLING PRACTICES, WHICH HAS PRECIPITATED A 25% DECLINE IN COMMUNITY'S MARKET VALUE.

With Community Health Systems' ("Community") May 17, 2011 annual shareholder meeting rapidly approaching, the CtW Investment Group urges you to vote "AGAINST" the re-election of James S. Ely III, John A. Fry, and W. Larry Cash to the Community board of directors, Items numbers 1.(l)-(3) on Community's April 8, 2011 proxy statement. Messrs. Ely and Fry, as members of the Audit and Compliance Committee, bear responsibility for that committee's failure to address the compliance risks generated by Community's excessive rate of emergency department admissions and to respond to shareholder concerns outlined in prior communications. Mr. Cash, as CFO, is responsible for guiding the company's overall financial stability, which has already been severely impacted by the billing practices scandal, as evidenced by the roughly 25% decline in Community's share price since the April 11th announcement of a lawsuit concerning these practices filed by Tenet Healthcare ("Tenet").

Events surrounding the Medicare billing practices scandal are cause for grave concern to Community shareholders and are already the subject of at least three legal and regulatory actions:

  - On April 11th, paralleling concerns raised by CtW Investment Group in a September 28, 2010 letter, Tenet filed a lawsuit against Community claiming that the company maintains a practice of systematically admitting, rather than treating as outpatients on observation status, patients in CHS emergency rooms. Tenet's suit clearly alarmed Community's shareholders, precipitating a 36% one day drop in Community's share price. Although the shares have subsequently regained some of that loss, as of COB April 21st they were still trading roughly 25% lower than before the suit was announced.

  - On April 8th Community received a subpoena from the U.S. Department of Health and Human Services' Office of Inspector General in connection with an investigation it is launching into the company's billing practices.

  - In November 2010 Community received subpoenas from the Texas Attorney General's office pursuant to its investigation of emergency room procedures and admissions practices.

In our view, rebuilding credibility with regulators, shareholders and providers begins with holding these directors to account for their failure to address these concerns before the implications of the billing practices rose to such alarming proportions.

The CtW Investment Group works with benefit funds sponsored by unions affiliated with Change to Win, a federation of unions representing more than 5 million workers. CtW


1900 L Street NW, Suite 900 Washington, DC 20036 330 W. 42nd Street, Suite 900 New York, NY 10036
                                  202-721-6060
                           www.ctwinvestmentgroup.com

Community Health Systems Shareholders                               Page 2 of 4
April 21, 2011

Investment Group is a Community shareholder and the funds with which CtW Investment Group works collectively own an estimated 470,000 shares of Community Health Systems common stock. More than six months ago we expressed concerns to Community over its billing practices and the implications heightened regulatory scrutiny would have for shareholder value. Our concerns over Community's billing practices and why this matters to shareholders are detailed below.

THE BOARD'S FAILURE TO ADEQUATELY OVERSEE RISKS CONCERNING COMPLIANCE WITH MEDICARE BILLING PRACTICES COULD HAVE DISASTROUS CONSEQUENCES FOR COMMUNITY SHAREHOLDERS.

Medicare reimbursement practices differentiate between patients admitted on an inpatient basis rather than as outpatients on observation status; some estimates price the difference in Medicare reimbursement between an inpatient stay and an outpatient observation at approximately $5,000 greater per claim for inpatient stays./1/ As such, one-day admissions clearly represent a great deal of additional revenue for hospitals. Consequently, the incentive for these companies to inappropriately assign patient status is present even if their medical conditions do not warrant that level of care.

In our September 28, 2010 letter to the board, we pointed out that the Center for Medicare & Medicaid Services and the Office of the Inspector General (OIG) have identified one-day hospital stays as a potential indicator of improper Medicare billing. In particular, hospitals that are at or above the 80th percentile for one-day-stays have been identified for further review to ensure that billing practices are appropriate. Our analysis of Community's Medicare billing data indicated that for the past two fiscal years for which data is available, half of Community's hospitals have been at or above the 80th percentile nationally in frequency of one-day-stays. This heavy concentration of hospitals at the top of the national distribution of one-day stays invites regulatory scrutiny, and may result in enforcement actions against Community. Further analysis of one-day stay rates at Community reveal three worrisome trends: (1) higher than average one-day stay rates for patients admitted through Community's emergency departments; 2) these high rates appear to be the direct result of Community's corporate strategy to increase admissions from emergency departments; 3) emergency department admissions greatly exceed expectations at Community facilities, taking into account their patient case mix and location, and increasingly surpass these expectations as years under Community ownership accrue.

INCREASING INPATIENT ADMISSIONS IS CENTRAL TO THE COMPANY'S GROWTH STRATEGY, YET APPEARS UNSUSTAINABLE AND COULD LEAD TO LONG-TERM VALUE DESTRUCTION

Driving admissions growth is a critical component of Community's integration strategy at acquired facilities, such as the Triad acquisition in 2007, as management attempts to make these more profitable. As detailed in our September letter, analysis reveals that facilities acquired by
_________________________

   /1/ Report on Medicare Compliance, Vol. 15, Num. 37. "In Hospital Observation Struggle, Uncertain Outcomes May Justify Inpatient Admissions." October 23, 2006.

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


Community Health Systems Shareholders                               Page 3 of 4
April 21, 2011

Community see their emergency department one-day-stay admission rate grow from 10% below the national average to 20% above the national average in their first full year owned by Community, and grow further to 30% above average during their third and later years. This sharp increase following acquisition by Community strongly suggests that management is deliberately taking on excessive compliance risk and thereby endangering long-term shareholder value.

We estimated that in Federal Fiscal Year 2008, the last year for which complete data were available, Community generated $60 million - or 30% of 2008 net income - from Medicare billing for excessive one-day-stays and emergency admissions. At that time the Triad hospitals had been under Community ownership for less than one year; since Community has asserted in presentations to shareholders that emergency admissions have been increasing in newly acquired hospitals, we expect that an analysis of more recent data would indicate an even higher excess billing total.

In our view, these billing practices create reliance on an unsustainable revenue stream and sets long-term shareholders up for a potentially devastating loss of their investment, It is therefore the duty of the independent directors to increase the scrutiny with which Community's emergency department practices are reviewed. As members of the Audit and Compliance Committee, which is charged with "overseeing the effectiveness of management's enterprise risk management process that monitors key business risks for the company," Messrs. Ely and Fry, bear responsibility for that committee's apparent acquiescence to a growth strategy tied to unsustainable and potentially unlawful billing practices. Similarly, Mr. Cash, as the company's chief financial executive, bears responsibility for managing risks to financial stability and for setting overall company strategy. Additionally, Mr. Cash "performs a substantial portion of the investors relations function for the company," and so also bears responsibility for Community's unwillingness to engage with shareholders concerning its Medicare billing practices.

THE BOARD HAS FAILED TO RESPOND TO PAST COMMUNICATIONS OUTLINING THESE
CONCERNS.

We raised concerns paralleling the issues highlighted in the Tenet lawsuit as far back as September 2010, when we sent a letter to Community's board regarding the billing practices employed by CHS hospitals. At that point, we called on the board to establish a Special Committee of independent directors charged with investigating the risks to future earnings and potential liabilities created by its aggressive Medicare billing practices. We also asked the board to provide a preliminary report to shareholders on the findings of the investigation including the special committee's outline of the steps necessary to address this issue and a timeline on when the steps will be completed.

Since sending that letter, we have received no substantive communication from Community's board indicating any effort to assess or mitigate risks associated with the company's Medicare billing practices. We believe, in the face of Tenet's lawsuit and investigations at both the federal and state level, that it is now critical for the board to engage with shareholders and show leadership in addressing these concerns.

          THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD AS IT WILL NOT BE ACCEPTED.

Community Health Systems Shareholders                               Page 4 of 4
April 21, 2011

CONCLUSION: THE CTW INVESTMENT GROUP RECOMMENDS A VOTE "AGAINST" DIRECTORS ELY III, FRY, AND CASH AT COMMUNITY'S MAY 17 ANNUAL MEETING

The failure of the Community board - and particularly James S. Ely III, John A. Fry, and W. Larry Cash, as the directors with the greatest culpability - to adequately oversee the regulatory risks entailed by Community's Medicare billing practices leaves us no choice but to recommend that our fellow shareholders oppose the reelection of these directors. Messrs Ely, Fry and Cash have failed in their duty to shareholders to oversee management of compliance risk, as evidenced in both our analysis and the recently disclosed federal and state investigations. Further, the unwillingness of Community's board to engage shareholders in a dialogue concerning the billing practice concerns only serves to reinforce the perception that the board is ill-equipped to proactively engage its stakeholders and respond to the growing scandal in an appropriate and timely manner.

As such, in the wake of this scandal we believe Community's reputation with regulators, shareholders and providers can only be salvaged by holding to account Messrs. Ely, Fry, and Cash. We therefore urge you to vote "Against" their re-election to the Community board at our Company's May 17th annual meeting.

Please contact Richard Clayton at 202-255-6433 for additional information. Also, please refer to www.ctwinvestmentgroup.com for CtW Investment Group's communications with the board and new developments.

Sincerely,


/s/ William Patterson
William Patterson
Executive Director



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       PLEASE DO NOT SEND US YOUR PROXY CARD AS IT WILL NOT BE ACCEPTED.